May 11, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	UnumProvident Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 3, 2006

File Number 001-11294

Dear Mr. Rosenberg:

Regarding your letter dated April 28, 2006, we respectfully request that we be allowed until May 26 to respond to your comments. Because we received your letter shortly before the release of our quarterly earnings, the filing of our first quarter Form 10-Q, and our May 16th and 17th board of directors’ and annual shareholder meetings, we have not had an adequate amount of time to properly address your comments. We did make the requested revisions raised in your Comment 3 concerning our cash flow statement in our Form 10-Q for the quarter ended March 31, 2006.

If this extension is not acceptable, please contact me at 423-294-1309.

Sincerely,

/s/ Robert C. Greving
Robert C. Greving
Executive Vice President, Chief Financial Officer and Chief Actuary

CC:	Keira Ino

Division of Corporation Finance

United States Securities and Exchange Commission

Lisa Vanjoske

Division of Corporation Finance

United States Securities and Exchange Commission